UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14D–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IMPERIAL SUGAR COMPANY

(Name of Subject Company)

LOUIS DREYFUS COMMODITIES SUBSIDIARY INC.

a wholly-owned Subsidiary of

LD COMMODITIES SUGAR HOLDINGS LLC

a wholly-owned Subsidiary of

LOUIS DREYFUS COMMODITIES LLC

(Names of Filing Persons and Offerors)

COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

453096208

(Cusip Number of Class of Securities)

Cornelius J. Grealy

Chief Legal Officer

Louis Dreyfus Commodities LLC

40 Danbury Road

P.O. Box 810

Wilton, CT 06897-0810

(203) 761-2351

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Roger W. Wells

McGrath North Mullin & Kratz, PC LLO

First National Tower, Suite 3700

1601 Dodge Street

Omaha, NE 68102

(402) 341-3070

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
N/A	N/A

☐	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A.	Filing Party:	N/A.
Form or Registration No.:	N/A.	Date Filed:	N/A.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Louis Dreyfus Commodities Subsidiary Inc., a Texas corporation (“Purchaser”), and wholly-owned subsidiary of LD Commodities Sugar Holdings LLC, a Delaware limited liability company (“LD Commodities”), a wholly-owned subsidiary of Louis Dreyfus Commodities LLC, a Delaware limited liability company, for all of the outstanding common stock of Imperial Sugar Company, a Texas corporation (“Imperial Sugar”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of May 1, 2012 among Purchaser, LD Commodities and Imperial Sugar.

The exhibits filed herewith are neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Imperial Sugar’s common stock described in this filing has not commenced. At the time the offer is commenced, Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Imperial Sugar will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Imperial Sugar’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX

Exhibit No.

(a)(5)(A)	Joint Press Release issued by Louis Dreyfus Commodities LLC and Imperial Sugar Company dated May 1, 2012.

(a)(5)(B)	Talking points for Imperial Sugar employee meetings.